Mail Stop 3233
                                                                  September 20,
2018



      Via Email
      Mr. Joseph D. Fisher
      Chief Financial Officer
      UDR, Inc.
      1745 Shea Center Drive, Suite 200
      Highlands Ranch, CO 80129

                 Re: UDR, Inc.
                     United Dominion Realty, L.P.
                     Form 10-K for the fiscal year ended December 31, 2017 Filed February 20, 2018
                     File Nos. 001-10524 and 333-156002-01

      Dear Mr. Fisher:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

           After reviewing your response to this comment, we may have additional comments.

      United Dominion Realty, L.P. Consolidated Balance Sheets, page F-51

      1. Please tell us why you have recorded operational advances from the General Partner within equity and not as a liability. Cite relevant accounting literature.

              We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Mr. Joseph D. Fisher
UDR, Inc.
September 20, 2018
Page 2

       You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202)
551-3429
with any questions.


                                                         Sincerely,

                                                         /s/ Kristi Marrone

                                                         Kristi Marrone
                                                         Staff Accountant
                                                         Office of Real Estate
and
                                                         Commodities